Exhibit E

PRESS RELEASE

CMB does not support the proposed Frontline takeover bid

ANTWERP 12.07.2022 – Compagnie Maritime Belge NV (“CMB”) does not support the proposed Frontline Ltd. (“Frontline”) takeover bid of Euronav NV (“Euronav”), making a simplified squeeze-out by Frontline impossible and a legal merger of Euronav into Frontline highly unlikely. Frontline has announced that if a merger of the two companies is not consummated, Euronav would remain a separate legal entity with a separate listing on Euronext Brussels and the New York Stock Exchange.

CMB is the largest shareholder of Euronav. In recent months, it has increased its shareholding in the company because CMB believes in the upcycle in the tanker market, and is convinced that Euronav’s platform can be used to become the world leader in sustainable shipping.

CMB does not believe a combination with Frontline will create additional value for Euronav’s stakeholders.

The exchange ratio is not transparent

There is still no further information on the relative valuation of the two companies. Therefore, CMB cannot express a view on whether the 1.45 exchange ratio represents fair value for the Euronav shareholders. CMB believes there is a risk that the takeover bid will be dilutive to the Euronav shareholders.

A combination with Frontline creates no added value

As indicated in its press release of April 8, 2022, CMB questions whether the current strategy of Euronav, which focuses solely on the transportation of crude oil in a world where decarbonization is of paramount importance, is the correct strategic direction for Euronav. The same question can be asked of a combined Frontline and Euronav.

CMB does not believe that a combination of Frontline and Euronav will deliver value for the following reasons:

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CMB does not believe that Frontline and Euronav need to combine to maximize service levels to customers or enhance operational efficiency. There are much easier ways to achieve this, for example, Frontline could re-join the Tankers International pool and/or exchange best practices on ship management.

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CMB does not believe that the combined entity would have more pricing power. CMB believes that Frontline/Euronav will continue to be price-takers in the commoditised and geopolitically sensitive crude oil transportation market.

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CMB does not believe that any meaningful synergies on operational, administrative and other expenses would be achieved by the combination and historically, shipping combinations have fallen short of their projected synergies.

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The market capitalization of the combined entity would still be small compared to many other large transportation companies, not making the company meaningfully more attractive to many new types of investors.

-	CMB does not believe that Euronav needs to become larger to execute a sustainability strategy. CMB believes that Euronav needs to accelerate its investments in decarbonization.

The proposed bid risks creating negative value

As previously stated, CMB does not support a combination with Frontline. Without the support of Euronav’s largest shareholder, a squeeze-out is impossible, and a subsequent merger following the bid remains highly unlikely.

CMB believes that by maintaining the present course, the proposed bid could create a very complex corporate structure that risks creating negative value. The structure that will result from the takeover bid includes two separate competing companies, with separate listings and minority shareholders that compete for the same clients and the same corporate opportunities. Each commercial or investment decision risks leading to conflicts of interest and governance issues.

A “future-proof” strategy creates positive value

CMB believes Euronav should pursue a different strategy that would diversify the company into other shipping asset types and focus on decarbonization. CMB believes this will create positive value for all of Euronav’s stakeholders, not least its employees, and make the company “future-proof”. CMB is of the opinion that this alternative strategy is in Euronav’s best interest.

This strategy does not mean that Euronav would sell all of its tankers at once, just before a tanker upcycle. CMB continues to believe the tanker market will generate good returns in the years to come, but that cash flows from oil transportation should be reinvested in the diversification and decarbonization of the Euronav fleet.

IMPORTANT INFORMATION

The exchange offer described in this communication has not yet commenced. This communication is for informational purposes only and is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Frontline or any other securities, nor is it a substitute for any offer materials that

Frontline or Euronav will file with the SEC. At the time the exchange offer is commenced, CMB anticipates that a tender offer statement on Schedule TO, including an offer to exchange, a letter of transmittal and related documents, and a Registration Statement on Form F-4, will be filed with the Securities and Exchange Commission (the “SEC”) by Frontline, and a solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by Euronav. Once filed, investors will be able to obtain a free copy of these materials and other documents filed by such parties with the SEC at the website maintained by the SEC (www.sec.gov). Investors and security holders are advised to read these documents, any amendments thereto as well as any other documents relating to the exchange offer, when they become available, as they will contain important information.

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and other statements, which are not statements of historical facts. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. Although CMB believes that the expectations reflected in such forward-looking statements are reasonable, you are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of CMB, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The forward-looking statements in this communication speak only as of the date hereof and, other than as required by applicable law, CMB does not undertake any obligation to update or revise any forward-looking information or statements.

About CMB

CMB (Compagnie Maritime Belge) is a diversified shipping and logistics group based in Antwerp, Belgium. CMB owns and operates 139 seagoing vessels in dry bulk (Bocimar), container transport (Delphis), chemical tankers (Bochem) & crew transfer vessels (Windcat). CMB is also active in cleantech (CMB.TECH) and real estate (MCA Facilities, Maritime Campus Antwerp). CMB has offices in Tokyo, Singapore, Hong Kong, Germany (Hamburg), UK (Lowestoft and Brentwood) and The Netherlands (Amsterdam).

CONTACT

Katrien Hennin

Communication & Marketing Manager CMB

+32 499 39 34 70

Katrien.hennin@cmb.be